Exhibit (a)(1)(F)

The Bulldog-Ancora Group Commences Tender Offer for $40 Million of Shares of Adams Natural Resources Fund

SADDLE BROOK, N.J. – July 10, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it is commencing a tender offer to acquire up to $40 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share of 90% of net asset value per share (“NAV”) of PEO at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (the “Pricing Date”) of August 7, 2020, unless extended. The complete terms of the tender offer are set forth in an Offer to Purchase and related materials as filed with the Securities and Exchange Commission and available at www.icommaterials.com/peo.

Phillip Goldstein, a managing member of Bulldog, commented: “Management previously told shareholders not to tender their shares to us at a 12% discount to NAV. The current discount is about 13%. How will management justify telling shareholders not to tender shares at a 10% discount?”

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.7% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 13% of the outstanding common stock of PEO.

Contact:	InvestorCom

John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com